Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on this Form S-4 of our report dated September 28, 2022, except for Note 10 which is dated October 17, 2022 (which includes an explanatory paragraph as to the Company’s ability to continue as a going concern), with respect to our audits of the balance sheets of Estrella Biopharma, Inc. as of June 30, 2022 and June 30, 2021 (Predecessor), and the related statements of operations, changes in shareholders’ deficit, and cash flows for the period from March 30, 2022 (inception) through June 30, 2022, the period from July 1, 2021 through March 29, 2022 (Predecessor), and for the year ended June 30, 2021 (Predecessor) and related notes. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Friedman LLP

New York, New York
October 17, 2022